El Capitan Precious Metals, Inc.
14301 North 87th Street, Suite 216
Scottsdale, Arizona 85260

Voice: 480.607.7093 Fax: 480.607.7193

September 18, 2006

TRANSMITTED VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Ms. Tangela Richter

Re:	El Capitan Precious Metals, Inc. (the “Company”)
Registration Statement on Form SB-2
Filed September 15, 2006
File No. 333-131370

Dear Ms. Richter:

The undersigned respectfully requests that the above-referenced Registration Statement be declared effective at 9:00 a.m., Washington, D.C. time, on Tuesday, September 19, 2006, or as soon thereafter as is practicable.

In connection with this request, the Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

EL CAPITAN PRECIOUS METALS, INC.

By:	/s/ Stephen J. Antol
Stephen J. Antol, Chief Financial Officer and Treasurer